Exhibit 99.2

Notice of Annual General Meeting of

Mainz Biomed N.V.

Notice is given that the annual general meeting of Mainz Biomed N.V., a public company under Dutch law, registered with the Dutch trade register under number 82122571 (the “Company”), will be held at the offices of CMS Netherlands, Atrium, Parnassusweg 737, 1077 DG Amsterdam, the Netherlands, on 31 May 2024 at 14.00 hours CET (the “AGM”).

Agenda

The agenda for the AGM and related documents and further information regarding the AGM can be found on the Company’s website at https://www.mainzbiomed.com/investors. They are also available for inspection and can be obtained free of charge at the offices of the Company.

Record Date

The Record Date for the AGM is 3 May 2024. Each share outstanding on the Record Date entitles the holder to cast one vote on each voting item at the AGM.

Shareholders of Record

Shareholders of Record are those who are shareholders of the Company, or otherwise have voting rights or meeting rights in respect of shares in the capital of the Company, at the Record Date and who are recorded as such in the part of the register of shareholders of the Company, including all records and other data carriers relating thereto, kept by Transhare Corporation, the Company’s transfer agent, irrespective of any changes to the entitlement to their shares or to their voting rights or meeting rights after the Record Date.

Beneficial Owners

Beneficial Owners are those who beneficially own shares in the capital of the Company through a bank, broker or other nominee on the Record Date.

Attendance

A Shareholder of Record or Beneficial Owner who wishes to attend the AGM, in person or by a proxy, must notify the Company of its intention to do so by e-mail at ir@mainzbiomed.com no later than 18.00 hours CET on 28 May 2024. The notice must contain the name and the number of shares the Shareholder of Record or Beneficial Owner will represent at the AGM. In addition, a Shareholder of Record or Beneficial Owner who wishes to attend the AGM by a proxy must enclose its signed proxy. A proxy can be downloaded from the website of the Company at https://www.mainzbiomed.com/investors.

A Beneficial Owner must also enclose:

(a)	proof of its beneficial ownership of the relevant shares, for instance a recent account statement; and

(b)	a signed proxy from the bank, broker or other nominee registered in the part of the register of shareholders of the Company, including all records and other data carriers relating thereto, kept by Transhare Corporation as the holder of the relevant shares on the Record Date, confirming that the Beneficial Owner is authorised to attend and vote at the AGM.

Beneficial Owners should contact their bank, broker or other nominee to obtain such a proxy from them.

Any notice of attendance, proof of beneficial ownership or signed proxy received after 18.00 hours CET on 28 May will be disregarded. Shareholders of Record, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the AGM.

All attendees must be prepared to show a valid proof of identity for admittance.

To avoid misunderstandings, the procedures outlined above do not apply with respect to proxy cards solicited through Broadridge, the Company’s proxy solicitor. Shareholders of Record using such a proxy card should follow the instructions and observe the deadlines specified on the proxy card they receive.

How to vote

Shareholders of Record and Beneficial Owners may vote in person or by proxy at the AGM in accordance with the procedures described above.

Beneficial Owners may also have their shares voted by following the procedures specified on their broker’s voting instruction form. Shortly before the AGM, the brokers will tabulate the votes they have received and submit one or more proxy cards to the Company reflecting the aggregate votes of the Beneficial Owners.

Contact details

For further information please contact the Company’s Investor Relations Department by e-mail at ir@mainzbiomed.com.